SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D/A
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                              (Amendment No.1)

                       Gaylord Container Corporation
                       -----------------------------
                              (Name of Issuer)


              Class A Common Stock, par value $.0001 per share
              -------------------------------------------------
                       (Title of Class of Securities)


                                 368145108
                                 ---------
                               (CUSIP Number)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 8, 2002
                              ---------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




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CUSIP No.  368145108                                  13D

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Temple-Inland Inc.
               I.R.S. Identification No. 75-1903917
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
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    3      SEC USE ONLY

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    4      SOURCES OF FUNDS
               N/A
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                             7        SOLE VOTING POWER
      NUMBER OF                                                      0
       SHARES               --------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY EACH                                                    0
      REPORTING             --------------------------------------------------
     PERSON WITH             9        SOLE DISPOSITIVE POWER
                                                                     0
                            --------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                                     0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [  ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
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   14      TYPE OF REPORTING PERSON
             CO
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         This Statement constitutes Amendment No. 1 (the "Final Amendment")
to the Schedule 13D (the "Schedule 13D") filed by Temple-Inland Inc., a Delaware corporation ("Parent") on October 11, 2001. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the
Schedule 13D.

         Items 4, 5 and 6 are hereby amended and supplemented by the addition of the following information:

         Parent ceased to beneficially own any Shares of the Company on January 8, 2002. The Merger Agreement among Parent, the Purchaser and the Company terminated on January 8, 2002. In accordance with the terms of the Stockholder Agreement among Parent and certain stockholders of the Company, the Stockholders Agreement terminated at the time the Merger Agreement terminated.

         As a result of the termination of the Stockholders Agreement, Parent has no further rights (voting, dispositive or otherwise) with respect to the Shares which had been subject to the Stockholders Agreement, and, consequently, can no longer be deemed to share beneficial ownership of such Shares pursuant to Rule13-d of the General Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Parent's reporting obligations pursuant to Section 13(d) of the Exchange Act is therefore terminated.


                                Page 3 of 5






                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TEMPLE-INLAND INC.

                                          By:  /s/ M. Richard Warner
                                              ------------------------
                                               Name:   M. Richard Warner
                                               Title:  Vice President and Chief
                                                       Administrative Officer



Date: January 8, 2002




                                Page 4 of 5






                               EXHIBIT INDEX

Exhibit        Description
-------        -----------

*1 Agreement and Plan of Merger, dated as of September 27, 2001, among Parent, the Purchaser and the Company.

*2 Amendment No. 1 to Agreement and Plan of Merger, dated as of November 30, 2001, among Parent, the Purchaser and the Company.

*3 Stockholders Agreement, dated as of September 27, 2001, among Parent, the Purchaser and certain stockholders of the Company.

*4 Amendment No. 1 to Stockholders Agreement, dated as of November 30, 2001, among Parent, the Purchaser and certain stockholders of the Company.

*5 Stock Option Agreement, dated as of September 27, 2001, between Parent and the Company.

*6 Amendment No. 1 to Stock Option Agreement, dated as of November 30, 2001, between Parent and the Company.

*7             Offer to Purchase, dated September 28, 2001.

*8             Supplement to the Offer to Purchase, dated December 3, 2001.

*9             Form of Letter of Transmittal.

*10            Revised form of Letter of Transmittal.

-------------
* Incorporated by reference to the Schedule TO, filed with the Securities and Exchange Commission on September 28, 2001, as amended, by Parent and the Purchaser.




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